SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MV PORTFOLIOS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

553879107
(CUSIP Number)

August 28, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 8 Pages)

CUSIP No. 553879107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MELECHDAVID, INC. 56-2617808
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,738,702 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,738,702 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,702 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.29% (2)
12	TYPE OF REPORTING PERSON* CO

(1)
Includes (i) 928,077 shares of common stock and (ii) 810,625 shares of common stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”).  Mark Groussman is the president of Melechdavid, Inc., and in such capacity holds investment discretion and voting power over securities held by Melechdavid, Inc.

(2)	Based on 20,158,031 shares of common stock outstanding as of October 31, 2014.

CUSIP No. 553879107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MELECHDAVID INC. RETIREMENT PLAN 46-1609118
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 500,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 500,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.48% (2)
12	TYPE OF REPORTING PERSON* OO

(1)	Mark Groussman is trustee of the Melechdavid, Inc. Retirement Plan, and in such capacity holds investment discretion and voting power over securities held by the Melechdavid, Inc. Retirement Plan.
(2)	Based on 20,158,031 shares of common stock outstanding as of October 31, 2014.

CUSIP No. 553879107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK GROUSSMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,013,787 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,013,787 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,787 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 1,428,077 shares of common stock and (ii) 585,710 shares of common stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”).  The terms of the Series B Preferred Stock include a blocker provision under which the reporting person can only convert the Series B Preferred Stock to a point where it would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”).  Mr. Groussman is the president of Melechdavid, Inc. and the trustee of the Melechdavid, Inc. Retirement Plan, and therefore may be deemed to beneficially own the securities held by Melechdavid, Inc. and the Melechdavid, Inc. Retirement Plan within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of his investment discretion and voting power over the securities held by them.  Mr. Groussman disclaims beneficial ownership of the securities held by Melechdavid, Inc. and the Melechdavid, Inc. Retirement Plan except to the extent of each of his respective pecuniary interests therein, if any, and the filing of this Schedule 13G shall not be construed as an admission by him that he is the beneficial owner of such securities.

(2)	If not for the Blocker, the reporting person would own in excess of 9.99% of the outstanding shares of common stock, based on 20,158,031 shares of common stock outstanding as of October 31, 2014.

CUSIP No. 553879107	Page 5 of 8 Pages

Item 1(a).                      Name of Issuer:

MV Portfolios, Inc. (the “Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

10752 Deerwood Park Blvd., S. Waterview II, Suite 100, Jacksonville, FL 32256

Item 2(a).                 Name of Person Filing.

1)	Melechdavid, Inc.
2)	Melechdavid, Inc. Retirement Plan
3)	Mark Groussman

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.  The persons filing this Schedule 13G are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the persons specified in 2(a) above is:

5154 La Gorce Drive
Miami Beach, FL 33140

Item 2(c).                 Citizenship.

Melechdavid, Inc. and the Melechdavid, Inc. Retirement Plan are organized in the state of Florida in the United States.  Mark Groussman is a resident of the state of Florida in the United States.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

553879107

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

Please see Item 5 through 9 and 11 of each cover page.

Item 5.                 Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No. 553879107	Page 6 of 8 Pages

Not applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent

Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 553879107	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Melechdavid Inc.
Date: November 7, 2014	By:	/s/ Mark Groussman
Mark Groussman, President

Melechdavid Inc. Retirement Plan
By:	/s/ Mark Groussman
Mark Groussman, Trustee

/s/ Mark Groussman
Mark Groussman, Individually

CUSIP No. 553879107	Page 8 of 8 Pages

     Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of common stock, of MV Portfolios, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 7, 2014.

Melechdavid Inc.
By:	/s/ Mark Groussman
Mark Groussman, President

Melechdavid Inc. Retirement Plan
By:	/s/ Mark Groussman
Mark Groussman, Trustee

/s/ Mark Groussman
Mark Groussman, Individually